UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-38655

Farfetch Limited

(Exact Name of Registrant as Specified in Its Charter)

The Bower

211 Old Street

London EC1V 9NR

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On December 18, 2023, Farfetch Holdings plc (“FF PLC”), a public limited company organized under the laws of England and Wales and a wholly owned direct subsidiary of Farfetch Limited, informed the board of directors of Farfetch Limited (the “Board”) that it had entered into (i) a committed first lien delayed draw term loan facility in an aggregate principal amount of $500 million (the “Bridge Loan Facility”) with certain direct and/or indirect subsidiaries of FF PLC, as borrowers and/or guarantors and Athena Topco LP, a Delaware limited partnership (“Athena Topco”), an entity owned by Coupang, Inc. (“Coupang”), and funds managed and/or advised by Greenoaks Capital Partners LLC (“Greenoaks”), as lender (the loans drawn on the Bridge Loan Facility from time to time, collectively, the “Bridge Loans”) and (ii) a transaction support agreement (the “Support Agreement”) with, among other parties, Farfetch Limited, Athena Topco and an ad hoc group of lenders (the “AHG”) holding in excess of 80% of the outstanding term loans (the “Term Loans”) under the existing credit agreement of FF PLC and certain of its direct and/or indirect subsidiaries, dated October 20, 2022, as amended on April 7, 2023, and as further amended on August 11, 2023 (the “Credit Agreement”; and the Credit Agreement as amended by the third amendment to be entered into on December 18, 2023 (as further described below), the “Amended Credit Agreement”).

Farfetch Limited and its financial advisors have conducted a thorough and extensive process to secure additional liquidity for Farfetch Limited and its subsidiaries. Without such liquidity, Farfetch Limited and its subsidiaries would have been unable to continue as a going concern. The Board is disappointed that the process has not resulted in a solution that ensures that Farfetch Limited, the listed entity, remains a going concern. However, the Board is pleased to see that FF PLC has successfully secured a solution that ensures the continued operations of its business and that it will continue to serve the network of brands, boutiques and consumers depending on the FARFETCH Marketplace every day.

Farfetch Limited announces the resignation of its independent members of the Board and all committees thereof: Dana Evan, David Rosenblatt, Diane Irvine, Gillian Tans, Stephanie Horton and Victor Luís effective immediately (the “Independent Directors”). The resignation of the Independent Directors is not the result of any disagreement with Farfetch Limited or with its operations, policies or practices. They leave with the sincere thanks of Farfetch Limited for all they have contributed to the Board and Farfetch Limited, along with Farfetch Limited’s best wishes for the future. The Independent Directors wish Coupang, Greenoaks and the Farfetch business every success. Following these resignations, the Board consists of José Neves.

Further, Farfetch Limited, FF PLC, Richemont and Symphony Global have today agreed to terminate, with immediate effect, FF PLC’s proposed acquisition of 47.5% of Yoox-Net-A-Porter (“YNAP”), the adoption of FARFETCH Platform Solutions by YNAP and the Richemont Maisons and the launch of Richemont Maison e-concessions on the FARFETCH Marketplace.

Descriptions of the transactions

Under the terms of the Bridge Loan Facility, Athena Topco will commit to fund the Bridge Loans (subject to customary drawdown conditions) on an as needed basis to fund FF PLC’s and its direct and indirect subsidiaries’ ordinary course working capital, operations and/or expenses in accordance with an agreed financial plan. The Bridge Loans will include customary covenants for an instrument of this type. Interest on the Bridge Loans shall accrue at a rate of 12.5% per annum, compounding monthly in payment-in-kind interest (“PIK”). The Bridge Loans will be secured on a pari passu basis with the Term Loans by the same collateral package as the Term Loans. Except if the Sale (as defined below) is consummated, the Bridge Loans will become immediately due and payable: (i) at the end of the Exclusivity Period (as defined below), (ii) in the event that a competing transaction is signed in relation to FF PLC’s assets being consummated pursuant to the marketing process (a “Competing Transaction”), (iii) upon an event of default and acceleration under the Bridge Loan Facility documents as a result of, among other customary events, a breach by FF PLC (or its applicable subsidiaries) of a covenant, failure by FF PLC (or its applicable subsidiaries) to satisfy any obligations thereunder, or a cross-default of the

Bridge Loan Facility as a result of the default by FF PLC (or its applicable subsidiaries) of other applicable instruments, or (iv) in the event of a termination of the Support Agreement as a result of certain events related to a material breach thereof by Farfetch Limited (or its applicable subsidiaries) or the AHG, in each case at a price equal to 1.95x of the full committed $500 million plus accrued and unpaid interest (including PIK); provided, that, in the event of a liquidation of FF PLC and certain of its subsidiaries, Athena Topco shall receive the sum of (x) the then-outstanding principal amount of Bridge Loans on a pari passu basis with the Term Loans plus (y) the product of (A) 0.95 multiplied by (B) the then-outstanding principal amount of Bridge Loans, with such additional amount ranking on a junior basis to the Term Loans.

Under the terms of the Support Agreement, FF PLC, Athena Topco and the AHG agree to support and implement the following:

•

The Credit Agreement has been amended by the third amendment thereto, to, among other things, permit the transactions contemplated by the Support Agreement (including the Sale), establish the Bridge Loan Facility as a tranche of delayed draw term loans on a pari passu basis with the Term Loans and implement certain other changes to the terms set forth therein.

•	A marketing process of all of the assets of FF PLC (the “Farfetch Business”) will be undertaken by JP Morgan on behalf of FF PLC.

•

In the absence of a Competing Transaction, FF PLC is expected to sell and Athena Topco is expected to buy the Farfetch Business, through an English-law pre-pack administration process (the “Sale”), subject to receipt of requisite regulatory clearances by Athena Topco.

•

If the Sale is consummated, the Bridge Loans (to the extent funded) will be exchanged by Athena Topco for the Farfetch Business and the commitment will otherwise be terminated. Following the closing of the Sale, one or more obligors under the Term Loans will make an offer to repurchase 10% of the outstanding principal amount of the Term Loans at par, pro rata amongst the lenders of the Term Loans.

•

In connection with the closing of the Sale, Athena Topco will (i) contribute to the Farfetch Business an amount (to the extent positive) equal to $300 million less the then outstanding principal amount of the funded Bridge Loans, and (ii) commit to provide to the Farfetch Business an additional amount equal to $500 million less the sum of (x) the outstanding principal amount of the funded Bridge Loans at the closing of the Sale and (y) the amount funded under clause (i) hereof, at the Farfetch Business’s option within 12-months of the closing of the Sale, the net proceeds of which will be applied to meet transaction costs and otherwise will be made available for the working capital and general corporate needs of the Farfetch Business and its consolidated entities.

Athena Topco will have certain corporate governance and information rights in connection with the Sale.

The terms of the Support Agreement and related transactions contain customary covenants, undertakings and conditions for an arrangement of this type. The transactions are subject to an exclusivity period through April 30, 2024 (the “Exclusivity Period”). If either FF PLC or the AHG announces, enters into or consummates a Competing Transaction with a third party on or before the expiry of the Exclusivity Period, FF PLC will pay a one-time termination fee of $20 million to Athena Topco within two business days after announcing, entering into or consummating such Competing Transaction. In addition, the AHG have agreed not to enter into a Competing Transaction, unless pursuant to such Competing Transaction, no portion of the debt held by the AHG would remain outstanding (or would be refinanced in cash or on a cashless basis by the AHG). FF PLC will reimburse the AHG and Athena Topco for all reasonable out-of-pocket costs, fees and expenses incurred in connection with the Bridge

Loans and/or the Sale. The Sale is subject to certain closing conditions, including (i) receipt of third-party consents and regulatory approvals, (ii) the entry into an amendment to the Amended Credit Agreement, and (iii) Athena Topco acceding to the Amended Credit Agreement as Parent, as defined in the Credit Agreement.

There can be no assurance that the conditions to the Sale will be satisfied. Should the Sale fail to close or fail to close in a timely manner, there is substantial doubt about Farfetch Limited’s ability to continue as a going concern.

Upon consummation of the Sale, Farfetch Limited expects that holders of its Class A and B ordinary shares and its convertible notes will not recover any of their outstanding investments in Farfetch. Farfetch Limited is also expected to be delisted from the NYSE and to be liquidated.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a copy of which is attached as Exhibit 10.1.

Forward-Looking Statements

The information in this Report on Form 6-K, including Exhibit 99.1 hereto (the “Form 6-K”), contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 6-K that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the timing and outcome of the aforementioned Transactions and their impact on FF PLC’s ability to continue its ordinary course operations; the impact of the marketing process and English-law pre-pack administration process on FF PLC; and the impact of the resignation of the Independent Directors, as well as statements that include the words “expect,” “aim,” “enable,” “intend,” “potential”, “plan,” “believe,” “project,” “proposed,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will” or the negative of these statements and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in Farfetch’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in Farfetch’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov and the SEC Filings page of Farfetch’s website at www.farfetchinvestors.com. In addition, Farfetch operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for Farfetch’s management to predict all risks, nor can Farfetch assess the impact of all factors on Farfetch’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that Farfetch may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 6-K are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. Except as required by law, Farfetch undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Exhibit List

Exhibit No.	Description

10.1	Support Agreement, dated December 18, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Farfetch Limited

Date: December 18, 2023	By:	/s/ José Neves
José Neves
Chief Executive Officer